ROMA GREEN FINANCE LIMITED

Flat 605, 6/F., Tai Tong Building,

8 Fleming Road,

Wanchai, Hong Kong

February 24, 2026

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Rebekah Reed

Re:	Roma Green Finance Limited
Registration Statement on Form F-3, as amended (File No. 333-293449)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Roma Green Finance Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 PM Eastern Time on Friday, February 27, 2026, or as soon as thereafter practicable.

Very truly yours,

Roma Green Finance Limited

/s/ Luk Huen Ling Claire
Name:	Luk Huen Ling Claire
Title:	Chairlady, Executive Director and Chief Executive Officer

cc:	Concord & Sage PC